Mail Stop 4561
                                                      October 21,
2005

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

Re:	Vestin Realty Trust II, Inc.
      Amendment No. 2 to
      Registration Statement on Form S-4
      Filed October 3, 2005
      File No. 333-125121

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a report dated August 1, 2005 from the Las Vegas
Business
Press, which describes efforts by one of your unitholders to include an alternative liquidation proposal. In addition, we note the
Schedule 14A filed by Vestin Fund II on July 25, 2005 relating to these efforts. Please tell us the basis for your statements in the
Schedule 14A regarding the activities of Messrs. Leeper and Klaas. In addition, please tell us the status of the alternative proposal and any negotiations you have had with unitholders pursuing this proposal.

2. We note your response to comment 1; however we reissue the comment in its entirety. Please provide additional analysis as to why your redemption program is not an issuer tender offer. Your analysis should address whether the program has the indicia of a tender offer.

Risk Factors, page 6

3. Please explain the specific control deficiencies and the results of those deficiencies in more detail. The current disclosure, which states that the deficiencies have resulted in "ineffective oversight of documentation of authorizations to ensure that procedures are properly executed," is very general. Please discuss the actual impact that you have experienced as a result of the control deficiencies.

We are currently the subject of a pending SEC investigation which may depress the price of our stock, page 17

4. Please describe in more detail the "certain sales practices" that are the subject of the SEC investigation. Also describe the specific securities law violations that the SEC has alleged.

Background of the REIT Conversion, page 23

5. Please tell us the manner by which you informed your unitholders of the tape recorded REIT conversion presentation. In addition, please provide us the text of the presentation.

6. Please provide an analysis as to why the tape recorded presentation is not an offer for purposes of Section 5 of the Securities Act. Alternatively, please tell us the exemption from registration that you relied upon for the offer.

7. We note the additional disclosure indicating that SFS provided advice to Vestin Mortgage directly relating to the proposed REIT conversion. Every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the registrant or any affiliates from any third party and materially related to this offer constitutes a separate report under
Item 1015 of Regulation M-A. Although SFS did not produce a written report, its advice should be viewed as a "report" for purposes of
Item 4 of Form S-4 and Item 1015. Please provide the additional disclosure required by Item 1015.

8. Please provide a more detailed description of the report prepared by HVA. Include all of the information required by Item
1015(b)(6)
of Regulation M-A, including fees paid to HVA in connection with its report. Also, please disclose the date of the report and the date that Vestin Mortgage decided that liquidation was not in the best interests of unitholders.

9. Describe any meetings between Vestin Mortgage and HVA about the proposed transaction or HVA`s report. Disclose the persons who attended each meeting, the substance of matters discussed at each meeting, and any conclusions or decisions reached at or after such meetings.

10. Please discuss in more detail the reasons the board decided to engage HVA after it had already decided to submit the REIT conversion for stockholder approval. Describe all meetings and discussions by the Vestin Mortgage board regarding the proposed transaction, including the dates of such meetings or discussions. Clearly state the date on which the board first approved the proposed REIT conversion and whether the board ever reconsidered or reconfirmed its decision.

Management`s Discussion and Analysis

General, page 66

11. Refer to the last full paragraph on page 66. Please expand the disclosure to clarify whether you expect the reduced rate of return to continue in 2006 or if you expect the annualized rate of return to be closer to the effective rate of 8% in 2004. Also, please discuss the reasons for the substantial reduction in the rate of return for
2005.

Results of Operations, page 70

12. Please revise to provide the disclosure required by Item 10(e) of
Regulation S-K for the presentation of the non-GAAP measure "Net income available for distribution." Refer to Questions 12 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for appropriate disclosures to include regarding non-GAAP measures of liquidity. In addition, please show us how "Net income available for distribution" is calculated.

Quantitative and Qualitative Disclosure About Market Risk, page 87

13. Please reconcile the amount of fixed rate bonds in the table to the amount recorded on the balance sheet at June 30, 2005.

Where You Can Find More Information, page 128

14. Please revise the SEC address as follows: 100 F Street, N.E.,
Washington, D.C.  20549.

Financial Statements

Note C - Investments in Mortgage Loans, page F-14

15. We have reviewed your response to comment 25. In your response you indicate that the loan was impaired, yet from your disclosure on page F-15 it does not appear an impairment was recognized. When evaluating the loan for impairment, the additional principal amount added when the loan was restructured should not be considered. Refer to paragraph 8 of SFAS 114. Please amend your filing to record the impairment on the loan calculated in accordance with the guidance in
SFAS 114, or tell us why you believe the loan was not impaired. Refer to any guidance used to arrive at this conclusion.

Note E - Related Party Transactions, page F-20

16. Please tell us what journal entries were made in connection with the Manager purchasing the rights to future judgments associated with the parcels in Austin and Cedar Park, Texas. In your response, tell us the amount of expense that was recognized related to these parcels, including any legal and collection costs and impairments. Additionally, clarify whether any costs were capitalized into the value of the foreclosed asset subsequent to its initial valuation, as appears to be indicated in the table on page F-21.

17. Tell us why there was not an impairment recorded on the value of the parcels in Austin and Cedar Park, Texas in September 2004 when the manager estimated the value of the parcels to be impaired, prior to the manager`s subsequent acquisition of the rights to any future judgments. Additionally, please tell us what guidance you used to determine that the proceeds of the sale of the guarantee on the loan to a related party could be used to offset the impairment of the assets held for sale.

Part II.  Information Not Required in Prospectus

Exhibit 8.1

18. We note your response to prior comment 36. Please tell us why qualification as a statutory merger under state law is relevant to counsel`s opinion on federal tax law.

19. Please provide a draft opinion that specifically addresses the tax consequences of the merger. It is not sufficient for counsel to opine on the accuracy of the disclosure in the prospectus.

Exhibit 8.2

20. We note your response to comment 38; however, we continue to believe that the REIT qualification opinion is material to your unitholders. Please include an opinion that you have been organized in conformity with the requirements for qualification and taxation as a REIT and that, upon consummation of the merger, your proposed method of operations as described in the prospectus will enable you to meet the requirements for qualification and taxation as a REIT. Provide conforming disclosure in your prospectus indicating that you have received the REIT opinion.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Hillel T. Cohn
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Michael V. Shustek
Vestin Realty Trust II, Inc.
October 21, 2005
Page 5